EX-15.1

Exhibit 15.1

Subsidiares Of E*Hedge Financial Holding Corp.

Name of Subsidiary	State of Incorporation
E*Hedge Capital Mutual Fund Management, Inc.	Florida
E*Hedge Securities, Inc.	Florida
E*Hedge Financial, Inc.	Delaware (Formation: 4/30/2020)
E*Hedge Advisors, Inc.	Delaware (Formation: 4/30/2020)
E*Hedge Real Estate Investment Funds, Inc.	Delaware (Formation: 6/30/2020)
E*Hedge Group, Inc.	Florida